News Release FOR IMMEDIATE RELEASE

Media Contact: Julie Pekarek Chief Marketing Officer 414.977.4254 jpekarek@merge.com

Merge Healthcare Accepts Shares Validly Tendered in Tender Offer for Shares of AMICAS, Inc.

MILWAUKEE & BOSTON--(BUSINESS WIRE)--Merge Healthcare Incorporated (NASDAQ:MRGE) (“Merge Healthcare”) and AMICAS, Inc. (NASDAQ:AMCS) (“AMICAS”) today announced the expiration of the tender offer (the “Offer”) for all of the outstanding shares of AMICAS’ common stock by Project Ready Corp., a wholly-owned subsidiary of Merge Healthcare (“Merger Sub”). The Offer expired at 5:00 p.m., New York City, New York time, on Friday, April 23, 2010.

At the time of expiration, Merge Healthcare was notified by StockTrans, Inc., the depositary for the Offer, that AMICAS’ stockholders had validly tendered and not withdrawn a total of 33,995,414 Shares, which represents approximately 91.63% of the outstanding Shares. Merger Sub has accepted, for payment, all shares that were validly tendered in accordance with the terms of the Offer. Merge expects to complete the transaction on or around April 28, 2010.

Merger Sub intends to acquire all of the remaining outstanding AMICAS stock as soon as practicable by means of a short-form merger and without the need for an AMICAS shareholder meeting. Upon completion of the merger, the remaining outstanding shares of AMICAS common stock will be converted into the right to receive the offer price of $6.05 in cash, without interest (other than those shares of AMICAS common stock for which appraisal rights are properly exercised). Upon completion of the merger, AMICAS will be a wholly-owned subsidiary of Merge Healthcare and will no longer be traded on the NASDAQ Global Market.

More information can be found in the Offer to Purchase and Schedule TO filed on March 19, 2010 with the Securities and Exchange Commission (the “SEC”), as amended. Investors and security holders can obtain free copies of the Offer to Purchase and Schedule TO and other filings containing information about Merge Healthcare and AMICAS, without charge, at the SEC’s website (http://www.sec.gov). A free copy of the tender offer materials may also be obtained from Merge Healthcare’s website at http://www.merge.com and from the AMICAS website at http://www.amicas.com.

Merge Healthcare Incorporated develops solutions that automate healthcare data and diagnostic workflow to enable a better electronic record of the patient experience, and to enhance product development for health IT, device and pharmaceutical companies. Merge products, ranging from standards-based development toolkits to sophisticated clinical applications, have been used by healthcare providers, vendors and researchers worldwide for over 20 years. Additional information can be found at www.merge.com.

AMICAS, Inc. (www.amicas.com) is a leading independent provider of imaging IT solutions. AMICAS offers the industry’s most comprehensive suite of image and information management solutions — from radiology PACS to cardiology PACS, from radiology information systems to cardiovascular information systems, from revenue cycle management solutions to enterprise content management tools designed to power the imaging component of the electronic medical record (EMR). AMICAS provides a complete, end-to-end solution for radiology practices, imaging centers, and ambulatory care facilities. Hospitals and integrated delivery networks are provided with a comprehensive image management solution for cardiology and radiology that supports EMR strategies to enhance clinical, operational, and administrative functions.